SE 18001317

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SEC Mail Processing Section
FEB 27 2018
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18435

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Feltl and Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10900 Wayzata Blvd., Suite 200, Minnetonka, Minnesota

(No. and Street)

55305-5505

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael B Schierman 612-492-8881

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli, LLP

(Name – *if individual, state last, first, middle name*)

8665 Hudson Blvd.	Saint Paul	Minnesota	55042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael B Schierman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Feltl and Company, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHAWN D. ARNESON
NOTARY PUBLIC - MINNESOTA
My Commission Expires
January 31, 2020

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Feltl and Company, Inc.

Minnetonka, Minnesota

Financial Statements and Additional Information

Years Ended December 31, 2017 and 2016

WIPFLi

Report of Independent Registered Public Accounting Firm

Board of Directors
Feltl and Company, Inc.
Minnetonka, Minnesota

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Feltl and Company, Inc. as of December 31, 2017 and 2016, the related statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Feltl and Company, Inc. as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Feltl and Company, Inc.'s management. Our responsibility is to express an opinion on Feltl and Company, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Feltl and Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I: Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Feltl and Company, Inc.'s financial statements. The supplemental information is the responsibility of Feltl and Company, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wipfli LLP

We have served as Feltl and Company, Inc.'s auditor since 2004.
St. Paul, Minnesota
February 22, 2018

Feltl and Company, Inc.

Balance Sheets
December 31, 2017 and 2016

Assets		2017		2016
Cash and cash equivalents	$	2,368,774	$	2,757,258
Broker loans receivable, net		2,809,227		3,316,435
Securities owned, at market		313,717		380,384
Receivables from brokers, dealers and others		401,323		281,974
Fixed assets, net		80,152		179,365
Prepaid expenses and other assets		61,164		98,076
TOTAL ASSETS	$	6,034,357	$	7,013,492
Liabilities and Stockholders' Equity				
Liabilities:				
Accrued employee compensation and benefits	$	319,422	$	572,643
Amount due to clearing firm, secured by securities owned		7,065		29,788
Accounts payable		22,564		203,969
Securities sold, not yet purchased, at market		5,585		65
Accrued expenses and other liabilities		158,426		345,695
Total liabilities		513,062		1,152,160
Stockholders' equity:				
Common stock - Par value $1.00 per share				
Authorized - 1,000 shares				
Issued and outstanding - 528 shares		528		528
Additional paid-in capital		2,613,177		2,613,177
Retained earnings		2,907,590		3,247,627
Total stockholders' equity		5,521,295		5,861,332
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	6,034,357	$	7,013,492

See accompanying notes to financial statements.

Feltl and Company, Inc.

Statements of Operations
Years Ended December 31, 2017 and 2016

	2017	2016
Revenue:		
Commissions	$ 7,546,100	$ 7,941,932
Investment banking commissions	225,450	372,082
Firm trading profit (loss)	879,375	108,351
Interest	450,679	154,985
Corporate finance fees	334,851	1,050,754
Other	719,721	1,070,036
Total gross revenue	10,156,176	10,698,140
Interest expense	4,132	4,577
Net revenues	10,152,044	10,693,563
Noninterest Expenses:		
Employee compensation and benefits	6,885,049	8,483,572
Communications	645,083	918,992
Occupancy and depreciation	841,062	1,153,449
Legal and professional fees	673,219	373,680
Trade processing	315,388	280,205
Regulatory fees and assessments	107,858	261,006
Provision for uncollectible broker notes	80,731	1,025,143
Other	943,691	419,522
Total operating expenses	10,492,081	12,915,569
Net loss	$ (340,037)	$ (2,222,006)

See accompanying notes to financial statements.

Feltl and Company, Inc.

Statements of Stockholders' Equity
Years Ended December 31, 2017 and 2016

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balances at January 1, 2016	528	$ 528	$ 2,363,177	$ 5,469,633	$ 7,833,338
Contributions by stockholders	-	-	250,000	-	250,000
Net loss	-	-	-	(2,222,006)	(2,222,006)
Balances at December 31, 2016	528	528	2,613,177	3,247,627	5,861,332
Net loss	-	-	-	(340,037)	(340,037)
Balance at December 31, 2017	528	$ 528	$ 2,613,177	$ 2,907,590	$ 5,521,295

See accompanying notes to financial statements.

Feltl and Company, Inc.

Statements of Cash Flows
Years Ended December 31, 2017 and 2016

	2017	2016
Increase (decrease) in cash and cash equivalents:		
Cash flows from operating activities:		
Net loss	$ (340,037)	$ (2,222,006)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation	99,213	149,844
Provision for uncollectible broker loans	80,731	1,025,143
Amortization of broker loans receivable	437,565	427,326
Changes in operating assets and liabilities:		
Securities owned, at market	66,667	1,625,550
Receivables from brokers, dealers and others	(119,349)	(28,095)
Prepaid expenses and other assets	36,912	7,100
Accrued employee compensation and benefits	(253,221)	(82,954)
Accounts payable	(181,405)	(1,782,240)
Accrued expenses and other liabilities	(204,472)	(281,265)
Total adjustments	(37,359)	1,060,409
Net cash used in operating activities	(377,396)	(1,161,597)
Cash flows from investing activities:		
Purchases of furniture and equipment	-	(38,894)
Payments received on broker loans	105,912	140,835
Issuance of broker loans	(117,000)	(123,177)
Net cash used in investing activities	(11,088)	(21,236)
Cash flows from financing activities - Contributions from stockholders	-	250,000
Net decrease in cash and cash equivalents	(388,484)	(932,833)
Cash and cash equivalents at beginning of year	2,757,258	3,690,091
Cash and cash equivalents at end of year	$ 2,368,774	$ 2,757,258

See accompanying notes to financial statements.

Note 1 Summary of Significant Accounting Policies

Principal Business Activities

Feltl and Company, Inc. (the "Company") is registered as a broker-dealer in securities with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company engages in the business of acting as a dealer, investment banker, and providing brokerage services with respect to equity and other securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. The Company is required to maintain a minimum balance of $100,000 in cash and securities accounts with the clearing broker to collateralize certain transactions.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenues, and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and certificates of deposit. The Company considers all highly liquid investments with original maturities of less than three months to be cash and cash equivalents.

Securities Owned

Securities transactions and related revenues and expenses are recorded on a trade date basis. Securities owned are stated at market value with related changes in unrealized gains or losses reflected in the Company's trading profit. Securities owned include U.S. equity securities, certificates of deposit with original maturities greater than three months, and debt securities. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. All securities owned are pledged to the clearing broker on terms that permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

Note 1 Summary of Significant Accounting Policies (Continued)

Revenue Recognition

The Company recognizes commission revenues and related expenses on trade date. Revenues and related expenses from the sale of private placements and other corporate finance transactions are recognized on closing date. A portion of the Company's commission revenues has been allocated from firm trading profit in the form of sales credits allocated from the Company's traders to the Company's brokers.

The Company's Retail Registered Representatives ("RRRs") are independent contractors. As independent contractors, employment taxes and benefits are the responsibility of the RRRs. Generally, RRRs are paid 50% to 60% of their adjusted gross commissions, based upon their monthly gross commissions. Adjusted gross commissions represent gross commissions, less direct clearing costs, employee trades, and an amount for other heavily discounted trades.

Commissions and fees for principal and agency trades, managed money, mutual funds, insurance products, fixed-income products, and mortgage-backed securities are included in commissions on the statements of operations. Commissions for private placements are included in corporate finance fees, not gross commissions, and are paid at a lower rate plus an allocated amount for warrants, when available.

The Company's Institutional Registered Representatives are considered employees, receive a lower percentage of gross commissions than a RRR, and are reimbursed by the Company for their direct expenses.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and comparable state regulations. Under these provisions, the Company generally does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders report on their personal income tax returns their proportionate share of the Company's taxable income and tax credits. The Company regularly assesses the outcome of uncertain tax positions, if any, and would accrue for any potential tax liabilities, if applicable.

Income tax returns for the years ended 2016, 2015, and 2014 remain open for examination by the applicable federal and state tax authorities. The Company has not yet filed its income tax returns for the year ended December 31, 2017.

Note 1 Summary of Significant Accounting Policies (Continued)

Fixed Assets

Depreciation on furniture and equipment is provided using the double declining balance method over the estimated useful lives of the assets, ranging from three to seven years. Leasehold improvements are depreciated on the straight-line method over the term of the lease, or the estimated useful lives of the assets, whichever is shorter.

Broker Loans Receivable

Included in broker loans receivable are forgivable loans made to investment executives and other revenue-producing brokers, typically in connection with recruitment. Such forgivable loans are amortized as compensation expense over the life of the note, generally two to nine years, using the straight line method. Management assesses the likelihood of whether or not any loan would be repaid if a broker leaves the firm, and an allowance for the uncollectible portion is made if deemed necessary. As of December 31, 2017 and 2016, broker loans receivable is net of an allowance for uncollectible loans of $1,000,000.

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the balance sheets at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

New Accounting Pronouncements

In May 2014, the FASB issued authoritative guidance to change the criteria for revenue recognition. The core principle of the new guidance is that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This new guidance is effective for the Company beginning January 1, 2019. Given the nature of the Company's revenue transactions, the new guidance is not expected to have a material impact on the Company's operating revenue, results of operations, or financial position. Additionally, the Company expects to provide the required additional disclosures in periods subsequent to adoption.

Note 1 Summary of Significant Accounting Policies (Continued)

New Accounting Pronouncements (Continued)

In February 2016, the FASB issued authoritative guidance to change the criteria for recognizing leasing transactions. Under the new guidance, a lessee will be required to recognize a lease liability and lease asset for all leases, including operating leases, with a lease term greater than twelve months in the statement of financial position. Subsequent measurement, including presentation of expenses and cash flows, will depend on the classification of the lease as either a financing or operating lease. In addition, several new disclosures will be required. This guidance is effective for the Company beginning January 1, 2020, with early adoption permitted. While the Company has not yet completed its evaluation of the impact the new lease accounting guidance will have on the financial statements and related disclosures, the Company expects to recognize right of use assets and liabilities for its operating leases in the statement of financial position upon adoption.

Subsequent Events

Subsequent events have been evaluated through February 22, 2018, which is the date the financial statements were available to be issued.

Note 2 Receivables from Brokers, Dealers and Others

Included in the receivables from brokers, dealers, and others are unsettled inventory trades. The Company's principal source of short-term financing is provided by the clearing broker from which it can borrow on an uncommitted basis against its inventory positions, subject to collateral maintenance requirements.

The Company conducts business with brokers and dealers who are members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers and the market value of collateral and requests additional collateral as deemed appropriate.

Note 3 Financial Instruments With Off-Balance-Sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as principal and agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event that a counterparty is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company maintains all of its securities owned at a clearing firm, and these securities owned collateralize amounts due to the clearing firm.

The Company at times sells securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. Securities sold, not yet purchased, were $5,585 and $65 at December 31, 2017 and 2016, respectively.

Note 4 Concentration of Credit Risk

In the normal course of business, the Company maintains its cash in demand deposit and certificates of deposit accounts at various financial institutions. At times, balances in these accounts may exceed the Federal Deposit Insurance Corporation's insured limits of $250,000. At December 31, 2017 and 2016, the Company exceeded the insured limits by approximately $384,000 and $492,000, respectively.

Note 5 Fixed Assets

Fixed assets consist of the following:

	2017	2016
Leasehold improvements	$ 22,763	$ 747,803
Office equipment, furniture and fixtures	435,713	455,463
Computer equipment and software	244,725	244,725
Total	703,201	1,447,991
Accumulated depreciation	(623,049)	(1,268,626)
Net fixed assets	$ 80,152	$ 179,365

Note 6 Leases

The Company leases office space and various items of equipment under noncancelable operating leases generally ranging from one to seven years with certain renewal options. The Company incurred total rent expense of approximately $742,000 and $1,004,000 during 2017 and 2016, respectively, related to these leases.

Future minimum payments, by year and in the aggregate, under the noncancelable operating leases with initial or remaining terms in excess of one year consisted of the following at December 31, 2017:

2018	$ 293,685
2019	187,442
Total	$ 481,127

Note 7 Retirement Plan

The Company sponsors a 401(k) profit sharing plan covering substantially all employees. Employees are allowed to make voluntary contributions to the plan. The Company may make discretionary contributions to the plan at the discretion of the Board of Directors. Retirement plan expense charged to operations was approximately $74,000 and $120,000 for 2017 and 2016, respectively.

Note 8 Regulatory Requirements

The Company is subject to the net capital requirements of FINRA and the Uniform Net Capital requirements of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. FINRA and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2017, the Company had regulatory net capital of $2,569,018 which was $2,319,018 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.19 to 1.0.

Note 9 Commitments and Contingencies

The Company may be involved from time to time in various claims and legal proceedings of a nature considered normal to its business dealings. While any proceeding or litigation has an element of uncertainty, management of the Company believes that as of December 31, 2017, the outcome of any pending or threatened litigation will not have a material impact on the Company's financial condition or results of operations.

The Company extends margin credit to its customers through its clearing broker. In the event of a customer no-pay or default margin account, the Company is responsible for covering the shortage. All shortages may be paid through liquidation of customer securities held by the clearing broker. At December 31, 2017 and 2016, there were no customer margin credit lines that were in default.

The Company engages in underwriting activities and enters into firm commitments with certain customers for initial public offerings. Once an initial public offering starts trading on the open market, the Company is liable for funding all shares under the firm commitment. As of December 31, 2017 and 2016, there were no outstanding firm commitments with customers.

Note 10 Fair Value Measurements

Following is a description of the valuation methodology used for assets measured at fair value on a recurring basis, as well as the classification of the assets within the fair value hierarchy.

Securities owned - Securities owned may be classified as Level 1, Level 2, or Level 3 measurements within the fair value hierarchy. Level 1 securities include equity securities traded on a national exchange. The fair value measurement of a Level 1 security is based on the quoted price of the security. Level 2 securities include U.S. government and agency securities, obligations of states and political subdivisions, corporate debt securities, certificates of deposit, and mortgage-related securities. The fair value measurement of a Level 2 security is obtained from an independent pricing service and is based on recent sales of similar securities and other observable market data. The fair value measurement of a Level 3 security is based on a discounted cash flow model that incorporates assumptions market participants would use to measure the fair value of the security.

Information regarding the fair value of assets measured at fair value on a recurring basis as of December 31 follows:

		Recurring Fair Value Measurements Using		
	Assets Measured at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2017				
Securities owned:				
Equity securities	$ 11,563	$ 11,563	$ -	$ -
Debt securities	302,154	-	302,154	-
Assets - Securities owned	$ 313,717	$ 11,563	$ 302,154	$ -
2016				
Securities owned:				
Certificates of deposit	$ 250,629	$ -	$ 250,629	$ -
Equity securities	43,987	43,987	-	-
Debt securities	85,768	-	85,768	-
Assets - Securities owned	$ 380,384	$ 43,987	$ 336,397	$ -

Note 11 Related-Party Transactions

The Company earns a management fee from a related party, Feltl Advisors, LLC. Fees are earned in exchange for providing office space and back office support. During 2017 and 2016, the Company recognized $467,241 and $415,435 in management fees, respectively, which are recorded in other revenue. From time to time, the Company may enter into subordinated borrowings with related parties. These transactions are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with the net capital requirements, they may not be repaid. At December 31, 2017 and 2016, there were no subordinated borrowings outstanding. The Company's primary banking relationship and one cash account is maintained with a related party, a bank, which is under common ownership as the Company.

Note 12 Supplemental Cash Flow Information

Cash paid for interest was $4,132 in 2017 and $4,577 in 2016.

Note 13 Self-Funded Insurance

Beginning in 2015 the Company began insuring its employees under a self-funded health care plan that provides medical benefits to employees and their dependents. This health care cost is expensed throughout the year based on estimated claims. The health care expense is based on actual claims paid, reinsurance premiums, administration fees, and unpaid claims at year-end. The Company has reinsurance to cover catastrophic individual claims over $40,000 and aggregate claims exceeding $119,152. Total health and dental care expense for 2017 and 2016 was $128,716 and $197,803, respectively.

Additional Information

Feltl and Company, Inc.

Schedule I: Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2017

Net capital:		
Total stockholders' equity		5,521,295
Deductions and/or charges:		
Nonallowable assets:		
Broker loans receivable		2,809,227
Receivables from non-customers		1,586
Prepaid expenses and other assets		61,164
Portion of fixed assets, net		57,550
Total nonallowable assets		2,929,527
Net capital before haircuts on securities positions		2,591,768
Haircuts on securities		22,750
Net capital	$	2,569,018
Aggregate indebtedness:		
Items included in balance sheet:		
Amount due to clearing firm, secured by securities owned	$	7,065
Portion of accrued expenses and other liabilities		477,810
Total aggregate indebtedness	$	484,875
Computation of basic net capital requirement:		
Minimum net capital required, *greater of*:		
6.67% of aggregate indebtedness	$	32,325
Minimum dollar requirement		250,000
Net capital requirement	$	250,000
Excess net capital	$	2,319,018
Ratio: Aggregate indebtedness to net capital		0.19

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited amended December 31, 2017, Part IIA FOCUS filed in February 2018.

WIPFLi

Report of Independent Registered Public Accounting Firm

Board of Directors
Feltl and Company, Inc.
Minnetonka, Minnesota

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Feltl and Company, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Feltl and Company, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Feltl and Company, Inc. stated that Feltl and Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Feltl and Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Feltl and Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wipfli LLP

Wipfli LLP
St. Paul, Minnesota
February 22, 2018

Feltl and Company
SECURITIES BROKERAGE AND INVESTMENT BANKING

10900 Wayzata Blvd., Suite 200
Minnetonka, Minnesota 55305

952.893.1221 Fax: 952.893.8638
800.624.9469
www.feltl.com

Feltl & Company's Exemption Report

Feltl & Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Feltl & Company
Feltl & Company

I, Mike Schierman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Michael B Schierman
Title: CFO
February 22, 2018

WIPFLi

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors
Feltl and Company, Inc.
Minnetonka, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Feltl and Company, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Feltl and Company, Inc. for the year ended December 31, 2017 , solely to assist you and SIPC in evaluating Feltl and Company, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Feltl and Company, Inc.'s management is responsible for Feltl and Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Wipfli LLP
St. Paul, Minnesota
February 22, 2018